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                                                                    Exhibit 9(t)

                           SHAREHOLDER SERVICING PLAN
                            BNY HAMILTON FUNDS, INC.:
                BNY HAMILTON NEW YORK TAX-FREE MONEY MARKET FUND
                            (Hamilton Premier Class)



     Introduction: It has been proposed that the Hamilton Premier class (the "Hamilton Premier Class") of BNY Hamilton New York Tax-Free Money Market Fund, a series of BNY Hamilton Funds, Inc. (the "Fund") adopt a Shareholder Servicing Plan (the "Plan") relating to its Hamilton Premier Class shares. The Plan is not to be adopted pursuant to Rule 12b-1 promulgated under the Investment Company Act of 1940 (the "1940 Act") and the fee payable under the Plan is intended to be a "service fee" as defined in Article III, Section 26, of the NASD Rules of Fair Practice (the "NASD Rules"). Under the Plan, the Fund would pay various organizations ("Service Organizations") that provide personal services and administration assistance to the Hamilton Premier Class shareholder accounts.

     The Fund's Board of Directors, in considering whether the Fund should implement the Plan, has requested and evaluated such information as to whether the Plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets attributable to the Fund's Hamilton Premier Class shares for such purposes.

     In voting to approve the implementation of such a plan, the members of the Funds' Board of Directors have concluded, in exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Fund and holders of its Hamilton Premier Class shares.

     The Plan: The material aspects of the Plan are as follows:

     Section 1. The Fund will enter into written agreements, in the form of the Shareholder Servicing Agreement attached hereto as Annex A, with financial institutions and other organizations ("Service Organizations") under which such Service Organizations will provide personal shareholder service and administration assistance to the holders of Hamilton Premier shares of BNY Hamilton New York Tax-Free Money Market Fund, and will receive payment for such services from the Fund as described in Section 2 of this Plan.

     Section 2. Pursuant to this Plan, the Fund may pay to Service Organizations up to .25% on an annual basis of the average daily net assets of the Fund represented by Hamilton Premier Class shares for shareholder service, administration and distribution assistance; provided that, at no time shall the amount paid to Shareholder Organizations under this Plan, together with any amounts otherwise paid by the Fund as a "service fee" under the NASD Rules, exceed the maximum amount then permitted under the NASD Rules as a "service fee". The fees payable to Service Organizations from time to time shall, within such limits, be determined by the Board of Directors of the Fund.

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     Section 3. For purposes of determining the fees payable under this Plan, the value of the Fund's net assets attributable to the Hamilton Premier Class shares shall be computed in the manner specified in the Fund's charter as then in effect for computation of the value of the Fund's net assets attributable to such a class.

     Section 4. Dividends paid by BNY Hamilton New York Tax-Free Money Market Fund with respect to the Hamilton Premier Class will be calculated in the same manner, at the same time, on the same day, and in the same amount as dividends paid to shareholders of each other class of BNY Hamilton New York Tax-Free Money Market Fund, except that Plan payments relating to the Hamilton Premier Class and expenses relating to such class will be borne exclusively by Hamilton Premier Class.

     Section 5. The Fund's Board shall be provided, at least quarterly and on an annual basis, with a written report of all amounts expended pursuant to this Plan and the purposes therefore. These reports, including any underlying materials upon which they are based, shall be subject to review and approval by the independent directors in the exercise of their fiduciary duties.

     Section 6. The Fund shall employ a methodology and procedures for calculating net asset value and dividends and distributions with respect to the Hamilton Premier Class consistent with the methodology and procedures approved by Price Waterhouse and submitted to the SEC in connection with the exemptive application of the Emerald Funds, et. al. (Release No. 19911, dated November 30,
1993). On an ongoing basis, the Fund will employ Deloitte & Touche (or an appropriate substitute) as an expert who will monitor the manner in which the calculations and allocations of expenses are being made and, based upon such review, will render at least annually a "report on policies and procedures placed in operation and tests of operating effectiveness" (as defined and described in SAS No. 70) to the Fund that (i) the calculations and allocations are being made properly and (ii) that the Fund has adequate facilities in place to ensure the implementation of the methodology and procedures referred to above.

     Section 7. This Plan shall be effective on the date upon which it has been approved by a majority of the members of the Board of Directors of the Fund, including a majority of the board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

     Section 8. This Plan and each related agreement will continue in effect for one year from its effective date unless earlier terminated in accordance with its terms, and will remain in effect from year to year thereafter if such continuance is specifically approved at least annually in the manner described in Section 5 hereof

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     Section 9. The Plan is terminable without penalty at any time by vote of a majority of the board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, and the Plan may be amended at any time by the Board of Directors, provided that any material amendments of the terms of this Plan shall only become effective upon approval in the manner described in Section 5 hereof

     Section 10. The obligations hereunder and under any agreement related to this Plan shall only be binding upon the assets and property of the Fund and shall not be binding upon any director, officer or shareholder of the Fund individually.



Dated: December __________________, 2001